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 FORM 3
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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
(Print or Type Responses)
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
                                              (Month/Day/Year)              Bayard Drilling Technologies, Inc.  (Month/Day/Year)
  Nabors Industries, Inc.                                                   (BDI)
----------------------------------------                                 ------------------------------------
     (Last)     (First)     (Middle)          October 19, 1998           5. Relationship of Reporting        -----------------------
  515 West Greens Road, Suite 1200         ----------------------------      Person(s) to Issuer             7. Individual or Joint/
----------------------------------------   3. IRS or Social Security       (Check all applicable)               Group Filing (Check
             (Street)                         Number of Reporting              Director    X  10% Owner         Applicable Line)
                                              Person (Voluntary)         -----           -----                   X  Form filed by
  Houston,      TX           77067                                             Officer        Other (specify    --- One Reporting
--------------------------------------                                   -----           -----      below)          Person
      (City)      (State)      (Zip)       ----------------------------  (give title below)                         Form filed by
                                                                                                                --- More than One
                                                                         ------------------------------             Reporting Person
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            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Common Stock, par value $.01 per share                 --(1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                    SEC 1473 (9-96)

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FORM 3 (CONTINUED)               Table II -- Derivative Securities Beneficially Owned
                            (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Explanation of Responses:


(1) On October 19, 1998, in connection with entering into an Agreement and Plan of Merger among Nabors Industries, Inc. ("Nabors"), Nabors Acquisition Corp. VII, a wholly-owned subsidiary of Nabors, and Bayard Drilling Technologies, Inc., ("Bayard"), certain stockholders of Bayard, who collectively own 2,645,725 shares of Common Stock of Bayard, which represents approximately 14.5% of the outstanding shares of Common Stock, executed Stockholder Agreements in which they agreed, among other things, to vote their shares of Common Stock in favor of the merger contemplated by the Agreement and Plan of Merger. Each such stockholder also appointed Nabors as its proxy to vote its shares with respect to any matters as to which such stockholder has agreed to vote in its Stockholder Agreement. Nabors has no pecuniary interest in the shares in respect of which it has been appointed a proxy. Nabors expressly disclaims beneficial ownership of these shares.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                                       NABORS INDUSTRIES, INC.

                                                                       By:  /s/ Anthony G. Petrello      October 29, 1998
                                                                          -------------------------      -------------------
                                                                          Name:  Anthony G. Petrello              Date
                                                                          Title: President and Chief
                                                                                 Operating Officer           Page 2
                                                                                                        SEC 1473 (9-96)

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